IMC Execution Services LLC

Statement of Financial Condition

December 31, 2025
Available for Public Inspection

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SEC FILE NUMBER
8-70343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IMC Execution Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

233 South Wacker Drive, #4300
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laura Taylor	(312) 204-7447	laura.taylor@imc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, and middle name)

One North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura Taylor, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IMC Execution Services LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Controller

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

IMC Execution Services LLC
Index
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of IMC Execution Services LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of IMC Execution Services LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2026

We have served as the Company's auditor since 2021.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
www.pwc.com

IMC Execution Services LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	3,110,487
Receivable from clearing broker		6,013,802
Commissions receivable		1,280,971
Right of Use Assets - Operating		410,773
Other assets		325,110
Total assets	$	11,141,143

Liabilities and Member's Capital

Liabilities

Accrued compensation	$	4,596,732
Payable to affiliates		747,332
Accounts payable and accrued expenses		504,518
Right of Use Liabilities - Operating		477,208
Total liabilities		6,325,790
Member's capital		4,815,353
Total liabilities and member's capital	$	11,141,143

The accompanying notes are an integral part of the statement of financial condition.

1. **Organization and Summary of Significant Accounting Policies**

   Organization

   IMC Execution Services LLC's (the "Company") primary business is to engage as an options broker and as a non-exchange member arranging for transactions in listed securities by an exchange member. The Company is a wholly owned subsidiary of Stockbridge, Inc. (the "Parent"), which is ultimately a wholly owned subsidiary of IMC Global Holdings, LLC (the "Ultimate Parent"). The Company is an Illinois limited liability company established on October 11, 2018.

   In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and Commodity Futures Trading Commission (the "CFTC"). The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and does not carry or trade accounts for customers or proprietary accounts of other broker dealers. As such, the Company effects transactions only with other registered broker dealers and other exchange members. The Company is a member of the National Futures Association, the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation.

   Cash

   The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.

   Income Taxes

   For purposes of federal and state income taxes, the Company's status as a separate tax entity is disregarded. As such, the operations of the Company are treated as held directly by its sole member, the Parent. Accordingly, the Parent is responsible for reporting the Company's taxable income or loss and has elected not to push down the effects of income taxes to the Company. There are no tax sharing arrangements between the Company and the Parent. Additionally, there are no obligations for the Company to fund the tax liabilities of the Parent. The Company is included in the consolidated federal and state income tax returns filed by the Parent.

   Receivable from Clearing Broker

   Receivable from clearing broker on the statement of financial condition includes cash held on deposit at the clearing broker.

   Other Assets

   Other assets on the statement of financial condition includes prepayments and receivables from third parties.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ significantly from those estimates.

Financial assets measured at amortized cost are to be presented at the net amount expected to be collected utilizing the current expected credit loss methodology to estimate expected credit losses over the remaining expected life of the financial assets. Expected credit losses are measured based on historical experience, current conditions and forecasts that impact the collectability of the amount. The guidance only impacts the Company's financial instruments recorded at amortized cost such as receivable from brokers, dealers, and clearing organizations. This does not have a material impact on the Company's financial condition or regulatory requirements.

Segment Reporting

The Company operates as a single line of business that engages as an options broker and as a non-exchange member arranging for transactions in listed securities by an exchange member. The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker ("CODM"), who uses the statement of financial condition information provided herein in order to make operational decisions for the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The statement of financial condition reflects the operating single segment results as of December 31, 2025.

2.   **Risk Management**

In the normal course of business, the Company is subject to various risks, including, but not limited to, market risk, credit risk, and other risks. The Company attempts to monitor and manage these risks on an ongoing basis.

Market risk is the potential for changes in the value of a financial instrument and the securities' collateral pledged. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices. Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. The Company attempts to manage market risk in various ways, including through diversifying exposures and placing limitations on position sizes. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices or volatilities of financial instruments.

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Risks may arise associated with the Company's transactions with counterparties as a result of nonperformance by the counterparties. The Company does not proprietarily trade securities for its own accounts; however, if in the course of executing customer transactions an error is made, it is cleared through the Company's clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Other risks include the cash balances held at various major U.S. financial institutions, which typically exceed Federal Deposit Insurance Corporation insurance coverage, also subject the Company to a concentration of credit risk. The Company attempts to mitigate the credit risk that exists with the deposits in excess of insured amounts by regularly monitoring the credit ratings of such financial institutions.

IMC Execution Services LLC
Notes to Statement of Financial Condition
December 31, 2025

Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company. As a registered broker-dealer, the Company is subject to comprehensive statutes, regulations and other requirements. The effect of any future regulatory change or other regulatory action by any regulator or self-regulatory organization, whether in the ordinary course or the result of an extraordinary market event, could be significant.

3. **Leases**

The Company has an operating lease for certain office space under a noncancelable lease expiring in 2027. The Company's lease has a remaining lease term of 1.9 years.

The Company determines if an arrangement is an operating lease at inception. Leases with an initial term of 12 months or less are not recorded on the statement of financial condition. All other operating leases are recorded on the statement of financial condition with right-of-use assets representing the right to use the underlying asset for the lease term and lease liability representing the obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term and include options to extend or terminate the lease when they are reasonably certain to be exercised. The right-of-use assets represent the lease liabilities, plus any lease payments made at or before the commencement date, less any lease incentives received. If a lease does not provide an implicit rate, the Company uses its incremental secured borrowing rate, adjusted for the maturity date, based on information available at the commencement date in determining the present value of lease payments. Lease agreements with lease and non-lease components are accounted for as a single lease component.

During the year, the Company did not enter into any new leases. On December 31, 2025, right-of-use assets and lease liabilities were $410,773 and $477,208, respectively, representing the present value of future lease payments with terms greater than 12 months related to an office space lease.

	Right of Use Assets Operating	Right of Use Liabilities Operating
Beginning balance December 31, 2024	$ 603,829	$ 697,480
Amortization	(193,056)	(220,272)
Ending balance December 31, 2025	$ 410,773	$ 477,208

Future minimum lease payments as of December 31, 2025 are as follows:

Year ending December 31, 2025	Office Lease	Total
2026	262,486	262,486
2027	245,016	245,016
2028	-	-
2029	-	-
2030	-	-
Thereafter	-	-
Total lease payments	$ 507,502	$ 507,502
Less: Interest	30,294	30,294
Present value of lease liabilities	$ 477,208	$ 477,208

The weighted average remaining lease term and discount rate as of December 31, 2025 were as follows:

Weighted average remaining lease term (years) - Operating lease	1.92
Weighted average discount rate - Operating lease	6.20%

4. Contingent Liabilities

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts are not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote. As such, the Company believes the amount for which it could be liable, if any, will not have a material adverse effect on the statement of financial condition.

5. Brokerage, Clearance, and Exchange Fees

At December 31, 2025, the amounts due to counterparties in relation to brokerage, clearance, and exchange fees, recorded net by counterparty, were $434,335 in accounts payable and accrued expenses on the statement of financial condition.

6. Related Parties

The Company maintains written Service Level Agreements with affiliates. Agreements between the Company and affiliates may be amended, modified, supplemented, or restated in the normal course of business. The services primarily include the usage of trading infrastructure and usage of trading resources. In addition, the Company receives services for marketing and communication, and support services. Reimbursement under these agreements occurs on a monthly basis.

At December 31, 2025, total payable to affiliates were $5,344,064 to Stockbridge, Inc. affiliates, recorded in payable to affiliates and accrued compensation on the statement of financial condition.

7. Net Capital Requirements

The Company is subject to the net capital requirements of the Net Capital Rule. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. At December 31, 2025, the Company had net capital of $8,839,586, which was $8,589,586 in excess of its required net capital of $250,000.

8. Subsequent Events

The Company has performed an evaluation of subsequent events through February 25, 2026, which is the date the statement of financial condition was available to be issued and noted no subsequent events requiring disclosure.